Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

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EDITED TRANSCRIPT

MEG - Q3 2013 Media General Inc. Earnings Conference Call

EVENT DATE/TIME: OCTOBER 31, 2013 / 03:00PM GMT

OVERVIEW:

MEG reported 3Q13 operating income of $8.2m.

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CORPORATE PARTICIPANTS

Lou Anne Nabhan Media General, Inc. - VP IR

George Mahoney Media General, Inc. - President, CEO

Jim Woodward Media General, Inc. - VP Finance, CFO

CONFERENCE CALL PARTICIPANTS

Sana RoninAnalyst

Barry Lucas GAMCO Investors Inc./Gabelli & Co. - Analyst

Steve Roberts NorthPointe Capital - Analyst

Michael Needleman Preservation Asset Management - Analyst

Ross Berner Weintraub Capital Management - Analyst

PRESENTATION

Operator

Welcome to the third-quarter 2013 Media General Incorporated earnings conference call. My name is Janine and I will be your operator for today's call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Lou Anne Nabhan. You may now begin.

 Lou Anne Nabhan - Media General, Inc. - VP IR

Thank you, Janine, and good morning, everyone. Welcome to Media General's third-quarter conference call and webcast.

Earlier today, we announced third-quarter 2013 results. The press release is on our website. A transcript of the call, the comments from today's call will be posted immediately after the call and a replay will also be available.

Today's presentation contains forward looking statements which are subject to various risks and uncertainties. They should be understood in the context of the company's publicly available reports filed with the SEC, including the section on risk factors. Media General's future performance could differ materially from its current expectations.

Our speakers today our George Mahoney, President and Chief Executive Officer, and Jim Woodward, Vice President Finance and Chief Financial Officer. I will now turn the presentation over to George.

George Mahoney - Media General, Inc. - President, CEO

Thank you Lou Anne, and good morning, everyone. Thank you for tuning into our call. I'll begin with our third-quarter results.

As expected, our total revenue decreased in the quarter as a result of the near absence of last year's record political and Olympics revenues. Total station revenues this year, less agency commissions, were $78.5 million compared with $93.8 million last year. Local gross time sales were $43.7 million, compared with $47.4 million last year. National gross time sales this year were $22.9 million compared with $24.9 million last year.

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Core revenues, that is local and national gross time sales combined, were $66.6 million this year compared with $72.2 million in the year-ago quarter. Excluding $10.3 million of Olympics incremental revenue from last year, the prior-year comparison becomes $61.9 million, and it represents a year-over-year increase of 7.6%, in line with the guidance we provided last quarter.

Also adjusting for the Olympics, all major advertising categories increased in the third quarter this year. Our digital revenue continued to grow and increased 21% from last year's third quarter. This increase represents an acceleration from the excellent growth we saw in the first and second quarters this year when our digital revenues increased 18% and 17% respectively.

We continue to expand our digital audience. When comparing the second quarter of this year to the third quarter, we experienced a 21% increase in traffic growth across all platforms. Retransmission revenues this year were $13.2 million compared with $9.4 million last year, a 41% increase despite having not yet renewed our contract with DISH. We plan to have the benefit of that new contract on July 1, but we voluntarily extended our agreement until September 30. Then, September 30 passed without a contract, and our stations have been dark on DISH since that date. It's important that we reach an agreement that begins to provide Media General with revenue that is more commensurate with the audience we deliver, and that's the point of our negotiations.

Before we turn to our CFO, Jim Woodward, for more particulars on the quarter, let me say that we continue to focus intently on increasing our broadcast cash flow. In the third quarter of this year, broadcast cash flow increased by 21% from $19.3 million to $23.2 million compared to the previous odd year of 2011. And our broadcast cash flow margin increased to 30% this year from 29% in the third quarter of 2011. That is exactly what we promised, and we are pleased with the progress.

Let's now hear from Jim and I'll then give you an update on our transaction with Young.

Jim Woodward - Media General, Inc. - VP Finance, CFO

Thank you, George. Operating income in the third quarter of 2013 was $8.2 million compared to $22.5 million in the third quarter of 2012. The decrease is due primarily to the virtual absence of political and Olympic revenues in 2013. In addition, this quarter's operating income included $1.2 million of merger-related expenses.

Total operating costs in the third quarter decreased by approximately $1 million, or 1.3%, to $70.3 million. This decrease is attributable to lower corporate and other expenses.

Station production expenses increased 1.6% due to an increase in affiliate fees. Station selling, general, and administrative expenses increased 8.3% due to merit increases, and because of two items for which there were revenue offsets -- sales incentive trip expenses and higher revenue sharing expense from our increased digital media revenues. Our stations continued to deliver a strong performance managing discretionary spending in the third quarter.

Corporate and other expenses decreased $4.3 million, mostly attributable to the absence of a $3.3 million severance charge recorded in the third quarter of 2012 and savings resulting from the deduction in corporate staffing that we implemented in the second half of 2012. Partially offsetting these savings was additional expense related to the increase in our stock price and the impact on our stock-based compensation plans.

During the quarter, Media General's stock price increased from $11.03 to $14.26, a 30% increase in value. Our core corporate expense in the third quarter was $4 million compared with $5.6 million last year, a nearly 30% decrease, and is attributable to last year's corporate restructuring and our ongoing efforts to manage expenses.

When we announced our corporate restructuring, which was undertaken in response to the sale of the newspapers, we communicated an annual target of $20 million in core corporate expenses. We now expect that number to be $17.5 million, a $2.5 million or 13% improvement. We continue to look for additional opportunities.

Total interest expense of $20.3 million was flat to last year.

Tax expense was $2.5 million in the third quarter, compared with $3.4 million last year. Tax expense continues to be non-cash and related to our naked credit issue as previously discussed in our public filings.

Our net operating loss, or NOL, carry-forward for tax purposes was approximately $350 million at the end of the third quarter.

Our merger with Young Broadcasting may partially restrict our ability to utilize the existing NOL. The preliminary estimates indicate that we will be able to utilize approximately $300 million of the $350 million. In addition, Young has existing NOLs of approximately $200 million which are currently subject to an end of use limitation of $11.1 million. A study is underway of the combined NOL position and that will determine the total available and maximize the annual utilization. The study will be finalized after closing. Preliminary findings are encouraging, and we would expect to be able to utilize approximately $500 million of the combined NOLs over the next 15 to 20 years.

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EBITDA in the third quarter, adjusted for merger-related expenses, was $15.4 million this year compared to $28.5 million last year. The year-over-year change mostly reflects this year's lower political and Olympics revenues.

Capital expenditures in the third quarter were $4.4 million compared with $3 million last year. The current quarter spending was spread over all stations and mainly for equipment upgrades and replacements, vehicles and building and set improvements.

As previously announced, our new credit agreement will be in place following the merger -- completion of the merger with Young Broadcasting. As a reminder, the new credit facilities consists of a $60 million, five-year revolving credit facility, and an $885 million, seven-year term loan. The revolving credit facility interest rate is LIBOR plus 2.75%. The term loan interest rate is LIBOR plus 3.25% with a 1% LIBOR floor. In addition, there is a $32 million term loan that will place certain debt on Young's balance sheet. It has an interest rate of LIBOR plus 3.25%.

Proceeds from the new credit facility will be used to fund a $50 million contribution to Media General's pension plan and to repay all the outstanding debt of Media General and Young Broadcasting, including associated call premiums, transaction fees, and expenses. Our new financing will reduce the combined current annual cash interest expense for the two companies from $75 million to $39 million.

As we look to the future in our merger with Young Broadcasting, we are excited by the opportunities the merger will provide our shareholders, employees, and customers. With that goal in mind, we are working daily and diligently with the Young management team to ensure a smooth transition and integration of the two companies.

We are on track to capture the expected $15 million of operating synergies that we've discussed with you before. We continue to expect to realize the majority of the savings within the first 12 months of closing, and will continue the process to evaluate and uncover additional savings opportunities.

Now I'll turn it back to George.

George Mahoney - Media General, Inc. - President, CEO

Thank you, Jim. Let's talk about where we stand on our merger with Young. A week from today, on Thursday, November 7, we will hold a special shareholders meeting to consider and vote on the matters necessary to complete the merger. And provided there's a good result there and our SEC approvals also are in hand, we expect to close on the transaction very quickly after the shareholders meeting.

I've traveled to almost all of the Young stations in the last quarter. What I found further confirms that both Young and Media General approach their markets in the same ways. That shared broadcast vision will further animate and strengthen the smooth integration Jim described. And that, in turn, means we will be in a position to capitalize even more quickly on our new combined strength.

Media General expects to further enhance shareholder value as a result of several benefits of the merger. Our strong balance sheet, an enhanced credit profile, our new long-term financing that significantly reduces interest expense and so allows us to repay debt even more quickly, and the net operating loss carry-forwards that continue after the closing favorably impact our cash taxes.

As we have said, together, Media General and Young are positioned to participate actively in our industry's consolidation and to do so far better than either Media General or Young Broadcasting could have done alone. All together, it's a very bright future.

And now we will be pleased to take your questions.

 QUESTION AND ANSWER

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Operator

(Operator Instructions). [Sana Ronin].

Sana Ronin Analyst

Just two questions. Could you refresh us on how much of the term loan you've gone down on, and what's the schedule expected for the remaining drawdown? And then secondly, on the FCC approval, was that delayed by the shutdown at all, and when do you expect to get that? Thank you.

George Mahoney - Media General, Inc. - President, CEO

Jim, do you want to take the first part?

Jim Woodward - Media General, Inc. - VP Finance, CFO

We have not drawn down on the new term loan as it's not effective until the closing of the merger.

George Mahoney - Media General, Inc. - President, CEO

And on the FCC, we don't think we've actually been impacted too much by their shutdown. And so we expect the FCC is on track, and we are hopeful that we'll be able to get everything in hand quite soon.

Sana Ronin Analyst

Thanks.

 Operator

Barry Lucas.

Barry Lucas - GAMCO Investors Inc./Gabelli & Co. - Analyst

Thanks and good morning. A couple of little things. George, could you provide a bit more color at least on categories, in particular auto, what the percentage moves were there?

 George Mahoney - Media General, Inc. - President, CEO

Yes, I'm happy to. You remember that what we said was that, net of Olympics impact, all of our categories, all of our major categories, are up. And so we see double-digit increases in auto. We see double-digit increases in telecom. We are pleased with increases additionally in professional services, retail, entertainment, and financial. It's a good picture for us on year-over-year growth in Q3.

 Barry Lucas - GAMCO Investors Inc./Gabelli & Co. - Analyst

Great, thanks. And if we could even shift gears a little bit to geographies and keep looking at FLA, your largest market, what's the trend in the West Coast of Florida there? Any improvement?

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George Mahoney - Media General, Inc. - President, CEO

The market has been soft, as you know, all year. What we are particularly pleased about is some new audience development initiatives that we have, including our signing a [pewter] partnership with the Tampa Bay Buccaneers.

The first step for us is to make sure that we gather the largest possible audience. And that's having some benefits. So we've done that. We've started a four o'clock news in the market, and we are real pleased with the local growth we are beginning to see trend, so that part is trending up for us in Tampa and we feel good about the initiatives that we've put in place and their impact on our revenues.

Barry Lucas - GAMCO Investors Inc./Gabelli & Co. - Analyst

Great. Two others if I may real quick. This discussion or the dispute with DISH has been fairly protracted, and my sense is we are not talking about a nickel or dime per sub per month for Ergen that he's got maybe different fish to fry. And maybe you can just talk a little bit about not about that, not the negotiations necessarily, but what his point of view may be and what motivates him or what moves him to resolve the issue?

George Mahoney - Media General, Inc. - President, CEO

I hear you, and while I might want to speculate on some of that, it's pretty hard for me. What I do have is information on how our two companies have behaved up to this point. And as you know, Media General has never gone dark before with any cable or satellite provider.

DISH, on the other hand, has quite a history. It's done this 32 times in the last three years. It's been involved in the last two years in fully half of all the blackouts that have occurred in the country. So it's used to this, and we are not.

But at the same time, it's important to us that we make some meaningful gains on being compensated for the audience that we deliver to DISH, to all cable and satellite providers. And the numbers on that are pretty interesting. And I think they help to explain broadcasters' positions.

Broadcasters deliver 35% of the audience to cable and satellite providers, yet we receive only 7% of the fees that they pay for their content providers. So that's quite a disparity and it's a gap that needs to close. And so, as I said, that's what our negotiations are all about with DISH.

Barry Lucas - GAMCO Investors Inc./Gabelli & Co. - Analyst

Okay. Thanks for expanding on that, George. Last item for me, other than the variance of I think it's about $27 million of political from 4Q of last year, 4Q of this year, give or take, how is the business trending?

George Mahoney - Media General, Inc. - President, CEO

Business actually looks pretty good. We are pleased. So, you've seen a pretty good third quarter. We like that, our numbers there. And in the fourth quarter, our pacing looks good, and it also looks like it's improving. So we are pleased with the way the year is coming in, and we are pleased with the way we expect to finish.

Barry Lucas - GAMCO Investors Inc./Gabelli & Co. - Analyst

Great, thanks very much. I'll pass it on.

Operator

Steve Roberts.

Steve Roberts - NorthPointe Capital - Analyst

Just to kind of follow-up on the discount track, with the merger being so close, I am assuming you're trying to negotiate for both companies combined. Is that the major sticking point on the contract, or is it more just the price per sub or price per household?

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George Mahoney - Media General, Inc. - President, CEO

I know you can appreciate I really will not get into the details of what we are talking about day-to-day with DISH.

Steve Roberts - NorthPointe Capital - Analyst

Okay. Fair enough. On corporate and other expenses, we are looking forward on that. Should we just kind of flat line that number going forward, or how should we think of that going forward?

George Mahoney - Media General, Inc. - President, CEO

Let's asked Jim to respond on that one.

Jim Woodward - Media General, Inc. - VP Finance, CFO

We are still developing our corporate budgets, or combined budgets, but flatlining that is probably not going to be a good approach. I wouldn't expect that number to go up substantially, but we will have additional directors in those fees and the related compensation. So flatlining wouldn't work, but I wouldn't expect it to go up significantly.

Steve Roberts - NorthPointe Capital - Analyst

Okay. And will there be -- once the merger is completed, will you be able to do like a combined forecast for 2014?

Jim Woodward - Media General, Inc. - VP Finance, CFO

We will definitely have budgets for 2014. Whether we share that guidance or not, we haven't determined yet.

Steve Roberts - NorthPointe Capital - Analyst

Okay. Thank you.

Operator

Michael Needleman.

Michael Needleman - Preservation Asset Management - Analyst

Thank you. You mentioned the digital side of your business. I think you said it was up 21% in terms of numbers. Can you help me out a little bit in terms of break it out a little bit more? What actually was, in terms of revenues, the digital, and how are you kind of describing that bucket in terms of what you're actually deriving that revenue from? And I have a follow-up question.

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George Mahoney - Media General, Inc. - President, CEO

Okay. You're right, Michael. What we said was -- I used 21% two different times. And so what we said was that our revenue increased, Q3 a year ago to Q3 this year, our revenue increased 21%. But also, just in the change from Q2 to Q3, we have a 21% increase in our traffic on our digital side. So there I think Media General is pretty pure-play on digital. There's no other noise or other elements of digital. It is purely page views on the big web and mobile.

Michael Needleman - Preservation Asset Management - Analyst

And do you break out the revenues other than just the increase? Because all you're saying is the increase in revenues. You didn't give the amount.

George Mahoney - Media General, Inc. - President, CEO

I think there's a chart. When you look behind the release, you'll see that we provide the Q3 number of about $3.2 million in revenue this year compared to about $2.65 million or so a year ago in Q3.

Michael Needleman - Preservation Asset Management - Analyst

Okay, thank you. Just quickly one quick follow-up on this. How much are you spending in this area as far as developing the sites and the expense on side of the equation in this part of your business?

George Mahoney - Media General, Inc. - President, CEO

Remember that what we did was we changed to a new CMS system this year. And I won't give you specifics on the dollars, but I will tell you that what we had before was pretty much a customized homegrown system that was directed particularly for newspapers, and they have different needs. So what we were able to do is reach out and get a broadcast-only system from Worldnow. And that gives us state-of-the-art, it also gives us some efficiencies, and it also gives us new opportunities for revenue growth. So we are real pleased with that CMS system.

Michael Needleman - Preservation Asset Management - Analyst

My last question is in terms of the Aereo technology, what do you think that does in terms of your business, and possibly how do you think competitively that kind of works its way out? And also, do you think that that potentially has any kind of positioning or thoughts as far as negotiation with retrans? Thank you for your thoughts there.

George Mahoney - Media General, Inc. - President, CEO

You bet. Let me just give you the background for Media General and I think, for all broadcasters who have considered the issue, is Aereo is nothing less than flat-out piracy of our signals. That's why you see so much litigation filed against Aereo. As you know, the Aereo litigation in the broadest sense has had sort of mixed results. There is the Aereo Killer now with the name change, but the Aereo Killer litigation on West Coast where broadcasters did quite well. In other parts of the country, they haven't done as well. And what we do is expect this will ultimately get to the Supreme Court.

But for us, the issue is copyrighted material that's being taken in a context where everyone else is paying us appropriately, as they should be paying us, for our content. So, we really can't stomach a world in which there is somebody out there that's taking something for which we believe we should be paid. So, we think that, ultimately, the courts are going to resolve this the right way, which means that, ultimately, we believe the Aereo will have to pay retrans fees just like everyone else.

Michael Needleman - Preservation Asset Management - Analyst

Thank you so much.

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Operator

Ross Berner.

Ross Berner - Weintraub Capital Management - Analyst

Thanks for taking the call. A Couple of quick questions. Can you give any insight in terms of the cash balance at Young?

George Mahoney - Media General, Inc. - President, CEO

No.

Ross Berner - Weintraub Capital Management - Analyst

When will you be able to do it? Just after it closes I imagine?

George Mahoney - Media General, Inc. - President, CEO

Yes, after we close the deal, we will have a combined cash balance, and that will be the first time you get to see that.

Ross Berner - Weintraub Capital Management - Analyst

Okay. My second question is about the $15 million of synergies. Is that really just structural operating synergies, or does that have anything to do with contract related synergies? Because [I assume] when a merger like this between two comparably sized companies, that that's a relatively low number. So can you maybe just give a little more clarity on how to think about that?

George Mahoney - Media General, Inc. - President, CEO

Jim has got a huge grin on his face because this is one of his favorite subjects. So, I think you'll be pleased to hear this is not one of those soft numbers that you mentioned.

Jim Woodward - Media General, Inc. - VP Finance, CFO

No, and it's both. We expect to pick up some synergies obviously from combining the operations as well as negotiating combined contracts. And that obviously includes retrans, but there are other service contracts that both companies use that we will be looking to renegotiate and gain some synergies there.

And as far as the low number, the way I've described that number is that if you're holding a cup of coffee this morning, that number is as real as the cup in your hand. It's a number we can put our hands on. And yes, as we continue to operate the company, we expect to do better than that.

George Mahoney - Media General, Inc. - President, CEO

Let me ask Jim to refresh us a little bit too on the financing synergies number and how it actually turned in as we came through our refinancing this past summer.

Jim Woodward - Media General, Inc. - VP Finance, CFO

The refinancing synergies were better than we had anticipated because the market was favorably inclined to our new credit profile and structure. And that's where we get to the $39 million of annual cash interest cost. And that is, as you can see $75 million to $39 million is very accretive to free cash flow.

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George Mahoney - Media General, Inc. - President, CEO

Nearly a doubling really of what we expected on the financial synergies.

Ross Berner - Weintraub Capital Management - Analyst

Right. Okay. And one other quick one is just the NOLs seem like they are significantly more favorable than you were projecting. Is anything that (inaudible) that caused that or is it just kind of further analysis of the Young NOLs that they had?

George Mahoney - Media General, Inc. - President, CEO

It's a further analysis of both sets of the NOLs. And like you, I am pleased with how that's going and we will finish that study after we close. But to have $500 million or so of NOLs to use in the future is, once again, it's very accretive to free cash flow.

Ross Berner - Weintraub Capital Management - Analyst

Yes, absolutely.

George Mahoney - Media General, Inc. - President, CEO

It's really a combination of the two. And I think the result of that, if I could brag on some folks, is that we have some very smart people looking at it, both internally and externally, from both sides, Young and Media General. So, they're doing a terrific job.

Ross Berner - Weintraub Capital Management - Analyst

Okay. My last question is kind of a broader longer-term question. When do you think the conversation around Spectrum and demand for Spectrum, the (inaudible) monetization of it, not you specifically but for the industry, when do you think that might become something that's topical?

George Mahoney - Media General, Inc. - President, CEO

It's obviously topical now if you're sitting at the FCC. They will still tell you, if you ask, that they expect to have a Spectrum auction next year. We don't think that's actually the way it will turn out, because there are a lot of things that are still in play, and they have also had (technical difficulty) time probably delivering on that timetable because they haven't been fully staffed at the commissioner level at the FCC itself. So, we think the auction is likely to stretch into 2015 at least.

So on the pure Spectrum side of things and auction kinds of things, we don't expect a really active conversation, even in 2014, on that.

But I would ask you to begin looking a little bit at some of the next generation things that broadcasters are talking about, because it's an important initiative for broadcasters that I believe personally the industry will embrace. And there, there are some huge opportunities for us going forward. There's a lot of work yet to do to get there, but it's very exciting. And from a company that prides itself on innovation, this is one of those key things to be looking at for the future.

Ross Berner - Weintraub Capital Management - Analyst

Is there pushback on the industry in general getting benefit and monetizing an asset that was given, that wasn't paid for? Is that --?

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George Mahoney - Media General, Inc. - President, CEO

What I will tell you is particularly people who are network affiliates, like Media General, appreciate all that they can do with their spectrum. And so what they've said is that they don't anticipate participating in the auction that the FCC has. So, I don't know that it's pushback. Remember, the auction is completely voluntary from broadcasters. So it's not really a question of that. It's a question of looking at spectrum and realizing what you can do with it and saying, look, the greatest value for our shareholders is to keep that spectrum, not participate in the auction, and then try to figure out what additional ways we have to reach audience, so that's the mobile DTV kinds of things that you've seen out there, or potentially down the road to have some other services that we can carry alongside of a broadcast signal.

Ross Berner - Weintraub Capital Management - Analyst

Got it. Thanks for your time. I appreciate it.

Operator

(Operator Instructions). At this time, we have no further questions. I would like to turn the call back over to Mr. Mahoney.

George Mahoney - Media General, Inc. - President, CEO

Thank you very much, Janine, and thank you, everybody, for tuning in this morning.

As you can imagine, these are very exciting times for Media General. We are looking forward to closing quickly on our transaction with Young. We will look forward to briefing you on all of that, giving you some additional numbers, but also being able to talk about what this means as we put our two companies together. We feel really good about where this is, and as we've said, we feel that the whole flow of the transaction has accelerated and gained more steam the longer we've been involved with it. So my travels were another key piece of that in seeing an alignment of two cultures.

So, I am particularly pleased with where we are right now, and we will look forward to briefing you all in the future. I thank you very much for your attention today. Good-bye.

Operator

Thank you, ladies and gentlemen, this concludes today's conference. Thank you for participating. You may now disconnect.

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Cautionary Statements Regarding Forward Looking Statements
Certain information reflected above constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such information is based upon current assumptions and expectations. There can be no assurance that Media General will achieve the results reflected in its guidance or the proposed combination or contemplated refinancing will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. A list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General's Registration Statement on Form 424(b)3 filed with the Securities and Exchange Commission on October 7, 2013, Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on form 10-Q for the quarter ended June 30, 2013 under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other unknown or unpredictable factors could also have material adverse effects on Media General's or Young's performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document with the SEC. Media General undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information
On October 7, 2013, Media General filed with the Securities and Exchange Commission (SEC) a Form 424(b)3, which includes a proxy statement/prospectus relating to Media General's proposed combination with New Young Broadcasting Holding Co., Inc. (Young). In addition, Media General will file with the SEC other information and documents concerning the combination and the businesses of Media General and Young. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC's web site at www.sec.gov and on Media General's web site www.mediageneral.com. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors and executive officer may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed combination. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General's directors and executive officers by reading Media General's Form 424(b)3 and the proxy statement/prospectus included therein.

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© 2013 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.